                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C.  20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                             (Amendment No. ____)*


                            Stimsonite Corporation
                            ----------------------
                               (Name of Issuer)


                    Common Stock, $0.01 Par Value Per Share
                    ---------------------------------------
                        (Title of Class of Securities)


                                  860832-10-4
                                  -----------
                                (CUSIP Number)

                              Terrence D. Daniels
                                 Quad-C, Inc.
                             230 East High Street
                       Charlottesville, Virginia  22902
                                (804) 979-9122
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                 June 3, 1999
                                 ------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: /X /

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however see the Notes).

                                 SCHEDULE 13D
-----------------------                                  ---------------------
 CUSIP NO. 860832-10-4                                     PAGE 2 OF 13 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Quad-C Partners II, L.P.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      State of Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          -0-
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          24,733
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             -0-

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          24,733
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      24,733 shares
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      .3%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 860832-10-4                                    PAGE 3 OF 13 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Quad-C Partners III, L.P.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      State of Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          -0-
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             441,000
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          -0-
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          441,000
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      441,000 shares
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      5.2%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 860832-10-4                                   PAGE 4 OF 14 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Quad-C XI, L.C.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
      OO
------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      State of Virginia
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                         -0-
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             24,733
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             -0-

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          24,733
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      24,733 shares
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      .3%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      OO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 860832-10-4                                    PAGE 5 OF 13 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Quad-C II, L.C.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4

      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6

      State of Virginia
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            -0-

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          441,000
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             -0-

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          411,000
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      411,000
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13

      5.2%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14

      OO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
-----------------------                                  ---------------------
 CUSIP NO. 860832-10-4                                     PAGE 6 OF 13 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Terrence D. Daniels
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          -0-
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             1,160,456
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             -0-

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          1,160,456
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      1,160,456 shares
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      13.7%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
-----------------------                                  ---------------------
 CUSIP NO. 860832-10-4                                     PAGE 7 OF 13 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Edward T. Harvey, Jr.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          -0-
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          342,798
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             -0-

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          342,798
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      342,798 shares
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      4.1%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP NO. 860832-10-4                                        PAGE 8 OF 13 PAGES
                                                             ------------------


ITEM 1.   SECURITY AND ISSUER

This statement on Schedule 13D relates to the Common Stock, $0.01 par value per share (the "Stimsonite Common Stock"), of Stimsonite Corporation ("Stimsonite"). The principal executive offices of Stimsonite are located at 6565 West Howard Street, Niles, Illinois 60714-3373.

ITEM 2.   IDENTITY AND BACKGROUND

(a) This Schedule 13D is filed by those persons named in Item 1 of pages 2-7 above, to which reference is made. Quad-C Partners is a private equity group.

(b)  The address of the persons named in Item 1 of pages 2-7 above is:

                    230 East High Street
                    Charlottesville, Virginia 22902

(c) Terrence D. Daniels is the managing member and President of the reporting persons that are limited liability companies, and his address is 230 East High Street, Charlottesville, Virginia 22902. Edward T. Harvey, Jr. is a vice president of the reporting persons that are limited liability companies, and his address is 230 East High Street, Charlottesville, Virginia 22902.

(d) During the past five years, neither any of the reporting persons nor, to the reporting persons' knowledge, any person named in Item 2(c) of this Schedule 13D, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, neither any of the reporting persons nor, to the reporting persons' knowledge, any person named in Item 2(c) of this Schedule 13D, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to federal or state securities laws or finding any violation with respect to such laws.

(f) Terrence D. Daniels and Edward T. Harvey, Jr. are citizens of the United States.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Avery Dennison Corporation, a Delaware corporation ("Purchaser"), Vision Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of Purchaser ("Merger Sub") and Stimsonite have entered into an Agreement and Plan of Merger dated as of June 4, 1999 (the "Merger Agreement"), which provides, among other things, that Merger Sub will make a cash tender offer (the "Offer") for all of the outstanding capital stock of Stimsonite and, after expiration of the Offer, will merge with and into Stimsonite (the "Merger"), in each case upon the terms and subject to the conditions in the Merger Agreement. The description contained in this Item 3 of the transactions contemplated by the Merger Agreement is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is filed as Exhibit 99.1 hereto.

To facilitate the consummation of the Offer and the Merger, certain shareholders of Stimsonite have entered into Tender and Stockholder Support Agreements with Purchaser (as described in Item 5 below).

ITEM 4.   PURPOSE OF TRANSACTION

(a) - (b) As more fully described in Item 3 above, this statement relates to the Offer and the Merger. Concurrently with the execution and delivery of the Merger Agreement, Purchaser and the persons named on pages 2-7 of this Schedule 13D entered into Tender and Stockholder Support Agreements (the "Support Agreements") (as described in Item 5 below).

The consummation of the Offer and the Merger is subject to the satisfaction or waiver of certain closing conditions set forth in the Merger Agreement.

The description contained in this Item 4 of the transactions contemplated by the Merger Agreement is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is filed as Exhibit 99.1 hereto, and the full text of the form of Support Agreement, a copy of which is filed as Exhibit
99.2 hereto.

CUSIP NO. 860832-10-4                                         PAGE 9 OF 13 PAGES
                                                              ------------------

(c)  Not applicable.

(d) If the Merger is consummated, Stimsonite will become a wholly-owned subsidiary of Purchaser and the Board of Directors and the officers of Stimsonite shall be the directors and officers of Merger Sub immediately prior to the effective time of the Merger.

(e)  None.

(f) Upon consummation of the Merger, Stimsonite will become a wholly-owned subsidiary of Purchaser.

(g) Upon consummation of the Merger, the Certificate of Incorporation of Stimsonite in effect immediately prior to the Merger will be the Certificate of Incorporation of the surviving corporation in the Merger. Upon consummation of the Merger, the Bylaws of Stimsonite will be amended and restated to conform to the Bylaws of Merger Sub immediately prior to the Merger.

(h) Upon consummation of the Merger, the Stimsonite Common Stock will cease to be quoted on any quotation system or exchange.

(i) Upon consummation of the Merger, the Stimsonite Common Stock will become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.

(j) Other than as described above, the reporting persons currently have no plan or proposal which relates to, or may result in, any of the matters listed in Items 4(a)-(i) of Schedule 13D (although the reporting persons reserve the right to develop such plans).

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

(a) - (b) Pursuant to the Support Agreements, the reporting persons have agreed, among other things (i) to tender the shares of Stimsonite Common Stock owned by them into the Offer and not to withdraw any shares so tendered; (ii) to vote or cause to be voted all shares of Stimsonite Common Stock held by the reporting persons in favor of the Merger and the Merger Agreement and the transactions contemplated thereby and against any action or agreement that would impede, interfere with, delay, postpone or attempt to discourage the Merger, the Offer of the other transactions contemplated by the Merger Agreement, (iii) except as contemplated by the Support Agreements, not to transfer any shares of Stimsonite Common Stock owned by the reporting persons prior to the termination of the Support Agreements; and (iv) not to solicit, initiate, encourage, discuss or negotiate any proposal for the acquisition of Stimsonite from any third party (other than Purchaser). In addition, each of the reporting persons granted to certain officers and directors of Purchaser an irrevocable proxy to vote in favor of the Merger, the Merger Agreement and the transactions contemplated thereby, and against the matters referred to above in this Item 5. As a result of the Support Agreements with the reporting persons, Purchaser has shared power to vote and dispose of an aggregate of approximately 1,503,254 shares of Stimsonite Common Stock for the limited purposes referred to above in this Item
5. Such shares constitute approximately 17.74% of the issued and outstanding shares of Stimsonite Common Stock as of June 2, 1999. The description contained in this Item 5 of the transactions contemplated by the Support Agreements is qualified in its entirety by reference to the full text of the Form of Support Agreement, a copy of which is attached to this Schedule 13D as Exhibit 99.2.

Quad-C Partners II, L.P. is the direct beneficial owner of 24,733 shares of Stimsonite Common Stock . Quad-C XI, L.C. is the sole general partner of Quad-C Partners II, L.P., and, as such, may be deemed to beneficially own the 24,733 shares of Stimsonite Common Stock held by Quad-C Partners II, L.P. Quad-C Partners III, L.P. is the direct beneficial owner of 441,000 shares of Stimsonite Common Stock. Quad-C II, L.C. is the sole general partner of Quad-C Partners III, L.P. and, as such, may be deemed to beneficially own the 441,000 shares of Stimsonite Common Stock held by Quad-C Partners III, L.P. Terrence D. Daniels is the direct beneficial owner of 694,723 (which includes 20,456 shares of Stimsonite Common Stock directly owned by his minor child and 14,494 shares of Stimsonite Common Stock which may be acquired upon the exercise of stock options exercisable within 60 days of June 2, 1999) shares of the Stimsonite Common Stock. Mr. Daniels is also the managing member of Quad-C XI, L.C., and, as such, may be deemed to beneficially own the 24,733 shares of Stimsonite Common Stock beneficially owned by Quad-C XI, L.C. by virtue of Quad-C XI, L.C. being the sole general partner of Quad-C Partners II, L.P. and the 24,733 shares of Stimsonite Common Stock beneficially owned by Quad-C Partners II, L.P. Mr. Daniels is also the managing member of Quad-C II, L.C. and, as such, may be deemed to beneficially own the 441,000 shares of Stimsonite Common Stock beneficially owned by Quad-C Partners III, L.P.

CUSIP NO. 860832-10-4                                        PAGE 10 OF 13 PAGES
                                                             -------------------


See Item 11 of pages 2-7 to this Schedule 13D.

Number of shares as to which such person has:

               (i)   sole power to vote or direct the vote

                         See Item 7 of pages 2-7 to this Schedule 13D.

               (ii)  shared power to vote or to direct the vote

                         See Item 8 of pages 2-7 to this Schedule 13D.

               (iii) sole power to dispose or to direct the disposition of

                         See Item 9 of pages 2-7 to this Schedule 13D.

               (iv)  shared power to dispose or to direct the disposition of

                         See Item 10 of pages 2-7 to this Schedule 13D.

No shares of Stimsonite Common Stock are beneficially owned by the person named in Item 2(c) of this Schedule 13D, except as described herein.

The reporting persons share the power to vote or to direct the vote of Stimsonite Common Stock with Purchaser.

During the past five years, to the reporting persons' knowledge, Purchaser has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the past five years, to the reporting persons' knowledge, Purchaser was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to federal or state securities laws or finding any violation with respect to such laws.

(c) Neither the reporting persons, nor the persons referred to in Item 2(c) of this Schedule 13D, has effected any transaction in Stimsonite Common Stock during the past 60 days, except as disclosed herein.

(d)  Not applicable.

(e)  Not applicable.

CUSIP NO. 860832-10-4                                       PAGE 11 OF 13 PAGES
                                                            -------------------

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Other than as described elsewhere in this Schedule 13D, to the reporting persons' knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of Stimsonite, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

EXHIBIT NO.              DESCRIPTION
                         -----------

99.1           Agreement and Plan of Merger dated as of June 4, 1999.

99.2 Form of Tender and Support Agreement dated as of June 3, 1999, a substantially similar version of which has been executed by and between Purchaser and each of the reporting persons.

CUSIP NO. 860832-10-4                                      PAGE 12 OF 13 PAGES
                                                           -------------------


                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  June 15, 1999

QUAD-C PARTNERS II, L.P.

By: Quad-C XI, L.C., general partner


    By: /s/ Edward T. Harvey, Jr.
        ----------------------------
        Name:  Edward T. Harvey, Jr.
        Title: Vice President


QUAD-C XI, L.C.


By: /s/ Edward T. Harvey, Jr.
    ---------------------------
    Name:  Edward T. Harvey, Jr.
    Title: Vice President


QUAD-C PARTNERS III, L.P.

By: Quad-C II, L.C., general partner


    By: /s/ Edward T. Harvey, Jr.
        ---------------------------
        Name:  Edward T. Harvey, Jr.
        Title: Vice President


QUAD-C II, L.C.


By: /s/ Edward T. Harvey, Jr.
    ---------------------------
    Name:  Edward T. Harvey, Jr.
    Title: Vice President


/s/ Terrence D. Daniels
-----------------------
Terrence D. Daniels


/s/ Edward T. Harvey, Jr.
-------------------------
Edward T. Harvey, Jr.

CUSIP NO. 860832-10-4                                        PAGE 13 OF 13 PAGES
                                                             -------------------



                                 EXHIBIT INDEX

                                                       SEQUENTIALLY
EXHIBIT NO.           DESCRIPTION                      NUMBERED PAGE
                      -----------                      -------------

99.1    Agreement and Plan of Merger dated as of June 4, 1999.

99.2 Form of Tender and Support Agreement dated as of June 3, 1999, a substantially similar version of which has been executed by and between Purchaser and each of the reporting persons